October 21, 2009

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Perry J. Hindin, Esq.
          Jan Woo, Esq.

Re:	Adaptec, Inc. (“Adaptec” or “the Company”)
Definitive Additional Materials
Filed October 8, 2009, October 9, 2009, and October 16, 2009 by
Steel Partners II, L.P., et al.
File No. 000-15071

Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated October 16, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matters.  We have reviewed the Comment Letter with Steel Partners II, L.P. (“Steel Partners”) and provide the following supplemental response on its behalf.  Capitalized terms used herein and not separately defined have the meanings given to them in the Consent Statement filed by Steel Partners on Schedule 14A on September 25, 2009.  Our responses are numbered to correspond to your comments.

1.
As requested in our comment letter dated September 15, 2009, please do not use statements, such as the following, without providing a proper factual foundation for the statements.  In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation.  Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express.  Refer to Note (b) to Rule 14a-9.

•
“A prospective interested party has advised us that Mr. Sundaresh has made it clear that any proposal for the acquisition of the Company’s business operations must include him staying on as CEO or else he will not pursue such opportunity.”

October 21, 2009

•
“What they don’t want you to know is that this plan [to pursue a sale of the Company’s business operations] is actually the recommendation of the Company’s independent financial advisor, a nationally-recognized investment bank, following a several month-long strategic review process.”

We acknowledge your comments.  With respect to the statement “A prospective interested party has advised us that Mr. Sundaresh has made it clear that any proposal for the acquisition of the Company’s business operations must include him staying on as CEO or else he will not pursue such opportunity”, on a supplemental basis, we inform you that this statement is based upon information Messrs. Howard and Quicke received from two prospective acquisition candidates with regard to Mr. Sundaresh.  Specifically, the two prospective acquisition candidates informed Messrs. Howard and Quicke that Mr. Sundaresh made it clear in discussions that he would not consider any proposal for the acquisition of the Company’s business operations unless such proposal includes him remaining on as CEO.

With respect to the statement “What they don’t want you to know is that this plan [to pursue a sale of the Company’s business operations] is actually the recommendation of the Company’s independent financial advisor, a nationally-recognized investment bank, following a several month-long strategic review process”, on a supplemental basis, we note that the Company engaged an independent financial advisor to explore various strategic alternatives for the Company in the first quarter 2009.  The financial advisor explored an extensive array of alternatives, including potential acquisition opportunities identified by management.  On August 24, 2009, the financial advisor made a presentation to the Board summarizing its findings.  The financial advisor ultimately recommended that the Company pursue a separation transaction whereby the operations of Adaptec would be sold in an asset sale and outlined several alternatives for the Company’s remaining assets and NOLs. We believe it is false and misleading for the Company to continue to mischaracterize this as Steel Partners’ plan without reference to the fact that it was the plan advised and recommended by the Company’s financial advisor.

2.
We note your response to comment 5 in your letter dated October 7, 2009 regarding the calculation of Adaptec’s total operating losses “since Mr. Sundaresh became CEO.”  It appears that your calculation includes amounts of operating losses in periods prior to Mr. Sundaresh becoming CEO (i.e., FY05 and first half of FY06).  According to the Form 8-K filed by Adaptec on November 1, 2005, Mr. Sundaresh became CEO on November 14, 2005 which is during the second half of the company’s fiscal year 2006.  It also appears that your calculations regarding the research and development expenses may also need to be revised.  Please advise or avoid making statements that the company has incurred $270 million of total losses from operations and spend over $200 million in R&D since Mr. Sundaresh became CEO.

We acknowledge your comment.  On a supplemental basis we note that in addition to serving as CEO, Mr. Sundaresh serves as President of the Company.  Mr. Sundaresh was appointed as President of the Company on May 25, 2005.  From the time of Mr. Sundaresh’s appointment as President until his appointment as CEO, the Company only had an interim CEO, D. Scott Mercer, who resigned upon Mr. Sundaresh’s appointment as CEO.  We believe that Mr. Mercer’s primary duty as interim-CEO was to identify a permanent CEO and that as President, Mr. Sundaresh had extensive control and influence over the Company’s business.  Accordingly, we believe Steel Partners has a reasonable basis for attributing the above mentioned operating losses and research development expenses that occurred during Mr. Sundaresh’s tenure as President, but prior to his appointment as CEO, to Mr. Sundaresh.  Steel Partners confirms that in the future it will clarify that such losses are from the time Mr. Sundaresh joined the Company.

October 21, 2009

3.
You state that “[f]ollowing a sale of the operating business, we believe Adaptec (i) would trade at or above its higher cash value…”  Please avoid making predictions as to specific market values as it may be misleading to investors.  Refer to Rule 14a-9 under the Exchange Act.

Steel Partners confirms that it will not make predictions as to specific market values.

*     *     *     *     *

We have been fully responsive to the Staff’s comments.  The Staff is invited to contact the undersigned with any questions it may have.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

cc:           Warren Lichtenstein
Jack Howard
John Quick